[Letterhead of Eversheds Sutherland (US) LLP]

May 7, 2021

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation Preliminary Proxy Statement on Schedule 14A filed April 16, 2021 File No. 814-00861

Dear Ms. Brutlag:

On behalf of Fidus Investment Corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 21, 2021, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00861), filed with the SEC on April 16, 2021 (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	Comment: Please confirm that all applicable information required by Item 22(b) of Schedule 14A is included in the Preliminary Proxy Statement.

Response: The Company respectfully confirms that all applicable information required by Item 22(b) of Schedule 14A is included in the Preliminary Proxy Statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

May 7, 2021

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP